Barclays PLC 6-K

Exhibit 99.1

July 03, 2025

Barclays PLC

Notice of Redemption and Cancellation of Listing to the Holders of

$1,500,000,000 5.304% Fixed Rate Resetting Senior Callable Notes due 2026 (ISIN: US06738EBZ79, CUSIP: 06738E BZ7, Common Code: 251860076)*

This notice (the “Notice of Redemption”) is in relation to Barclays PLC’s (the “Company”) $1,500,000,000 5.304% Fixed Rate Resetting Senior Callable Notes due 2026 (the “Notes”).

The Notes were issued pursuant to the Senior Debt Securities Indenture (the “Base Indenture”), dated January 17, 2018, between the Company and The Bank of New York Mellon, London Branch, as Trustee (the “Trustee”), as supplemented by the Twelfth Supplemental Indenture, dated as of August 9, 2022, among the Company, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar (the “Twelfth Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Indenture.

The Company hereby notifies the Holders that it elects to redeem and will redeem the Notes pursuant to Section 11.02 of the Base Indenture and Sections 2.04 and 2.06 of the Twelfth Supplemental Indenture. Accordingly, the Company has requested that the Trustee provide the Notice of Redemption to all Holders of the Notes.

The outstanding Notes will be redeemed on August 9, 2025 (the “Redemption Date”) at an amount equal to 100% of their principal amount, together with any accrued but unpaid interest from, and including, February 9, 2025 to, but excluding, the Redemption Date (the “Redemption Price”). The Redemption Date is not a business day and, as a result, the payment of principal and interest payable on redemption of the Notes will be made on August 11, 2025, which is the next succeeding business day. Accordingly, the listing of the Notes on the New York Stock Exchange will be cancelled on, or shortly after, August 11, 2025.

The location where Holders may surrender the Notes and obtain payment of the Redemption Price is The Bank of New York Mellon, 160 Queen Victoria Street, London EC4V 4LA, United Kingdom, Attn: Corporate Trust Administration, Email: corpsov1@bnymellon.com, Fax: +44 (0) 20 7964 2536.

On the Redemption Date, the Redemption Price will become due and payable and interest on the Notes will cease to accrue. On or prior to the Redemption Date, the Company will irrevocably deposit with the Trustee or with a Paying Agent an amount of money sufficient to pay the total Redemption Price of each of the Notes. When the Company makes such a deposit, all rights of Holders of the Notes will cease, except the Holders’ rights to receive the Redemption Price, but without interest, and the Notes will no longer be outstanding.

Should any Holder of the Notes have any queries in relation to this Notice of Redemption please contact:

Barclays Debt Investor Relations
Barclays PLC
1 Churchill Place

London E14 5HP

United Kingdom

+44 20 7116 1000

*This CUSIP number has been assigned to this issue by a third-party, and is included solely for the convenience of the Holders of the Notes. Neither Barclays PLC nor the Trustee shall be responsible for the selection or use of this CUSIP number, nor is any representation made as to its correctness on the Notes or as indicated in any redemption notice.